Exhibit 99.1
Qiao Xing Universal Resources, Inc. Reports First Quarter 2010 Financial Results
     HUIZHOU, China, Aug. 23 /PRNewswire-Asia-FirstCall/ — Qiao Xing Universal Resources, Inc. (Nasdaq: XING) (“the Company” or “XING”), an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, today announced its unaudited results for the three months ended March 31, 2010.
     First Quarter Highlights
—	The Company reported net income of RMB73.0 million (US$10.7 million), or RMB0.81 (US$0.12) per basic share, compared to a net loss of RMB21.5 million or RMB0.69 per basic share in the first quarter of 2009.

—	Net sales were RMB195.4 million (US$28.6 million) compared to RMB460.8 million in the first quarter of 2009.

—	Gross profit was RMB27.4 million (US$4.0 million) compared to RMB82.3 million in the first quarter of 2009. Gross margin was 14.1% compared to 17.9% in the first quarter of 2009.
     Financial Review of Operations for the Molybdenum Mine Business
—	Consolidated revenue from the mining business for the first quarter of 2010 totaled RMB58.0 million (US$8.5 million). Gross profit was RMB26.5 million (US$3.9 million), resulting in gross margin of 45.7%. Net income totaled RMB17.9 million (US$2.6 million) in the first quarter of 2010, a decrease of 47.3% from the fourth quarter of 2009, primarily due to seasonal factors related to the long Chinese New Year holiday in February 2010, when most mining businesses in North China shut down operations

—	Molybdenum concentrate production in the first quarter of 2010 was 620.3 tons, equivalent to 298.1 tons (0.66 million pounds) of molybdenum metal.

—	Average cost of sales per ton of molybdenum metal produced in the first quarter of 2010 was RMB105,647 (US$15,478), or RMB47.91 (US$7.02) per pound. Average cash cost of sales per ton of molybdenum metal produced in the first quarter of 2010 was RMB66,004 (US$9,670), or RMB29.93 (US$4.38) per pound (The Company produces molybdenum concentrate and does not engage in smelting operations, so the cash cost does not include the cost of smelting.)

—	Capital expenditures for the mining business in the first quarter of 2010 totaled RMB33.6 million (US$4.9 million). These capital expenditures were all used for the construction of the mine.
     Financial Conditions
     As of March 31, 2010, XING and its subsidiary held $554.4 million in cash and cash equivalents and $515.9 million in working capital. Shareholders’ equity was $643.3 million as of March 31, 2010.
     Upcoming Events
     The Company is close to coming up with a proposal on sorting out its relationship with its subsidiary Qiao Xing Mobile Communication Co., Ltd. (NYSE: QXM) and expects to announce the proposal once it is approved by the Board of Directors.
     The Company will release its earnings results for the second quarter and six months ended June 30, 2010 by September 15. The Company expects that earnings from its mining business in the second quarter will be better than the first quarter.
FINANCIAL TABLES FOLLOW

Qiao Xing Universal Resources Inc. and its Subsidiaries
Condensed Consolidated Profit and Loss Account
For three months ended March 31

	2009	2010
	RMB’000	RMB’000	US$’000
Net sales	460,756	195,427	28,631
Cost of goods sold	(378,498)	(167,978)	(24,609)
Gross profit	82,258	27,449	4,021
Total operating expenses	(42,037)	(42,373)	(6,208)
Income from operation	40,221	(14,924)	(2,186)
Net non-operating income (loss)	(38,280)	90,520	13,261
Income before income tax	1,941	75,596	11,075
Provision for income tax	(12,665)	(7,993)	(1,171)
Net income from continuing operations, net of tax	(10,724)	67,603	9,904
Discontinued operations, net of tax	(7,984)	—	—
Net income (loss) for the period	(18,708)	67,603	9,904
Net loss (income) attributable to the noncontrolling interest	(2,800)	5,374	787
Net income (loss) after attribution of the noncontrolling interest	(21,508)	72,977	10,691
To participatory convertible notes	—	(1,605)	(235)
To common stock	(21,508)	71,372	10,456
Basic earnings (loss) per common share:
Before extraordinary gain	(0.69)	0.81	0.12
Extraordinary gain	—	—	—
After extraordinary gain	(0.69)	0.81	0.12
Weighted average number of shares outstanding
Basic	30,948,836	87,725,193	87,725,193
Qiao Xing Universal Resources Inc. and its Subsidiaries
Condensed Consolidated Balance Sheet

	December 31,	March 31,
	2009	2010
	RMB’000	RMB’000	US$’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3,709,503	3,784,205	554,397
Restricted cash	251,720	204,090	29,900
Bills receivable	—	24,000	3,516
Accounts receivable, net	123,082	208,801	30,590
Inventories	98,012	156,174	22,880
Prepaid expenses	184,339	165,191	24,201
Other current assets	37,025	39,061	5,723
Due from related parties	25	1,136	166
Deferred income taxes	15,942	13,089	1,918
Deferred debt issuance costs, net	—	—	—
Assets held for sale	163,000	548	80
Due from discontinued operations	200,000	200,000	29,301
TOTAL CURRENT ASSETS	4,782,648	4,796,294	702,671
NON-CURRENT ASSETS
Property, machinery and equipment, net	170,485	226,460	33,177
Proven and probable reserves	712,121	705,059	103,293
Construction-in-progress	86,591	37,231	5,454

	December 31,	March 31,
	2009	2010
	RMB’000	RMB’000	US$’000
Investment at cost	5,000	5,000	733
Goodwill	82,058	82,058	12,022
Value beyond proven and probable reserves	67,295	67,295	9,859
Other acquired intangible assets, net	4,433	3,325	487
Deferred income taxes - noncurrent	—	2,272	333
TOTAL NON-CURRENT ASSETS	1,127,983	1,128,698	165,358
TOTAL ASSETS	5,910,631	5,924,993	868,029
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short term bank borrowings	884,708	924,430	135,432
Accounts payable	60,750	70,358	10,308
Other payables	57,238	8,953	1,312
Accrued liabilities	40,472	42,053	6,161
Deposits received	1,310	1,310	192
Deferred revenues	16,370	47,986	7,030
Due to related parties	5,118	—	—
Taxation payable	15,016	14,421	2,113
Convertible notes	233,716	139,604	20,452
Embedded derivatives liabilities	63,096	20,698	3,032
Assets retirement obligation	4,013	5,212	764
TOTAL CURRENT LIABILITIES	1,381,807	1,275,026	186,795
LONG-TERM LIABILITIES
Shareholders loans	6,732	6,732	986
Warrants liabilities	148,921	76,637	11,228
Deferred tax liabilities	175,281	175,435	25,702
TOTAL NON-CURRENT LIABILITIES	330,934	258,804	37,916
TOTAL LIABILITIES	1,712,741	1,533,830	224,711

SHAREHOLDERS’ EQUITY
XING equity
Common stock, par value RMB0.008 (equivalent of US$0.001); authorised 200,000,000 shares as of December 31, 2009 and March 31, 2010; outstanding and fully paid - 82,327,993 shares as of December 31, 2009 and 90,294,134 shares as of March 31, 2010	602	657	96
Additional paid-in capital	2,404,998	2,528,186	370,387
Cumulative translation adjustments	(160,352)	869,713	127,416
Retained earnings	796,736	(160,236)	(23,475)
TOTAL XING EQUITY	3,041,984	3,238,321	474,424
NONCONTROLLING INTEREST	1,156,086	1,152,843	168,895
TOTAL EQUITY	4,198,070	4,391,163	643,318
TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	5,910,631	5,924,993	868,029
     About Qiao Xing Universal Resources, Inc.
     Qiao Xing Universal Resources, Inc. is an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, China. The Company was previously one of the leading players of telecommunication terminal products in China, but made the strategic decision to diversify into the resources industry in 2007. In April 2009, the Company acquired the 100% equity interest in China Luxuriance Jade Company, Ltd (“CLJC”). CLJC, through its wholly owned Chinese subsidiaries, owns the rights to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in Inner Mongolia, China. Since then, the Company has further refined its strategy to become a pure resources company and is actively seeking additional acquisition targets in the resources industry.
     Safe Harbor Statement
     This press release contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed. You should not place undue reliance on these forward-looking statements.
     Forward-looking statements include all statements other than statements of historical facts, such as statements regarding anticipated mining production volumes, unit net costs of mining production, mining sales volumes, ore grades, molybdenum and other commodity prices, mine development and capital expenditures, mine production and development plans, availability of power, water, labor and equipment, environmental reclamation and closure costs and plans, environmental liabilities and expenditures, litigation liabilities and expenses, dividend payments, estimates of proven and probable reserves and other mineralized material, political, economic and social conditions in the areas of the Company’s operations and exploration efforts and results. Readers are cautioned that forward-looking statements are not guarantees of future performance and actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements. Important factors that could cause the Company’s actual results to differ materially from those anticipated in the forward-looking statements.
     Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal Resources, Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of August 23, 2010.
     For more information, please contact:
     Company Contact:
          Mr. Rick Xiao, Vice President
          Email: rick@qiaoxing.com
          Tel: +86-752-282-0268
     CCG Investor Relations Contact:
          Mr. Ed Job, Account Manager
          Email: ed.job@ccgir.com
          Tel: +1-646-213-1914 (NY office)
SOURCE Qiao Xing Universal Resources, Inc.